Exhibit 4.5

2016 PERFORMANCE CASH AWARD AGREEMENT

This 2016 Performance Cash Award (the “Award”) is made as of the             day of             , 2016 (the “Grant Date”), between Western Refining, Inc., a Delaware corporation (the “Company”) and             (“Participant”) under the Northern Tier Energy LP (“NTI”) Amended and Restated 2012 Long Term Incentive Plan (the “Plan”). On December 21, 2015, the Company, Western Acquisition Co, LLC (“MergerCo”), an indirect wholly-owned subsidiary of the Company, NTI and Northern Tier Energy GP LLC, (who is also an indirect wholly-owned subsidiary of the Company), entered into an agreement and plan of merger (as such agreement may be amended from time to time, the “Merger Agreement”). Pursuant to the Merger Agreement, MergerCo merged with and into NTI (the “Merger”), with NTI surviving the Merger as an indirect wholly-owned subsidiary of the Company. In connection with the Merger, any outstanding performance-based phantom unit awards and accumulated distribution equivalent rights that the Participant held as of the effective time of the Merger (the “Terminated Awards”) were declared null and void, and this Award represents the conversion of the Participant’s rights and obligations under any such Terminated Award. The Award represents three separate sub-awards: (i) a time-based vesting cash award (the “Time-Based Award”), (ii) a performance-based vesting cash award (the “Performance Award”), and (iii) a cash payment equal to the amount of accumulated distribution equivalent rights that were previously associated with the Terminated Awards immediately prior to Merger (the “DER Cash Award”). The Award is subject to the provisions of, and to the fulfillment of the vesting conditions set forth in this agreement and in Annex A to this agreement (collectively, this “Agreement”).

1. Grant. The terms of the Award are as set forth in this Agreement and in the Plan. The Plan is incorporated into this Agreement by reference. Capitalized terms that are not defined in this Agreement have the meanings given to them in the Plan. The Plan and this Agreement shall be administered by the Compensation Committee of the Board of Directors of the Company (the “Committee”).

2. DER Cash Award. The amount of the DER Cash Award is [$            ]. The DER Cash Award will not accrue any interest from the Grant Date to the date of settlement, if any.

3. Time-Based Award. The amount of the Time-Based Award is [$            ]. The Time-Based Award will not accrue any interest from the Grant Date to the date of settlement, if any.

4. Performance Award. The target amount for purposes of the Performance Award is [$            ] (the “Target Amount”). The period over which the Company’s performance will be measured for purposes of applying the performance methodology set forth in Annex A (the “Performance Period”) shall be from [            ] to [            ].

5. Vesting. Subject to the other terms and conditions of this Agreement and the Plan, the Award will become nonforfeitable as provided in this Section 5.

(a) DER Cash Award and Time-Based Award. The DER Cash Award and the Time-Based Award will vest on [            ] (the “Vesting Date”), provided that Participant remains continuously employed by the Company or its Affiliates from the Grant Date to the Vesting Date.

(b) Performance Award. The Performance Award will vest based on the Company’s achievement of the levels of relative Total Stockholder Return (“TSR”) and relative Return on Capital Employed (“ROCE”) set forth in Annex A for the Performance Period, provided Participant remains continuously employed by the Company or its Affiliates from the Grant Date to the conclusion of the Performance Period.

The proportion of the Target Amount that is earned under the Performance Award in accordance with this Section 5(b) and Parts A and B of Annex A shall be multiplied by a factor between .85 and 1.15 depending on the Company’s Average Incidence Rate of Total Recordable Cases of Nonfatal Occupational Injuries and Illnesses for NAICS 32411 for the Performance Period (the “Company Safety Rate”) as compared to the Average Incidence Rates of Total Recordable Cases of Nonfatal Occupational Injuries and Illnesses for NAICS 32411 as published by the Bureau of Labor Statistics for the three most recently available annual periods (the “Average BLS Rate”).

Any provision of this Agreement to the contrary notwithstanding, no amount of the Target Amount will be earned under this Award, and no amounts will be paid hereunder, unless the Company’s actual Adjusted EBITDA for the Performance Period equals or exceeds Cash Interest Expense + Capital Expenditures + Scheduled Principal Payments + Turnaround Expenses + Cash Taxes for the Performance Period, in each case as reported in the Company’s financial statements (including but not limited to as reported in Management’s Discussion and Analysis of Financial Condition and Results of Operations therein) filed with the U.S. Securities and Exchange Commission (the “SEC”) on Form 10-Q and Form 10-K and for the Scheduled Principal Payments, as set forth therein and in the applicable debt instrument.

6. Settlement. Except as set forth in Section 7, the amounts earned under the Time-Based Award and the Performance Award pursuant to Section 5 shall be paid to Participant as follows:

(a) DER Cash Award and Time-Based Award. The DER Cash Award and the Time-Based Award shall be paid no later than the 70th calendar day following the Vesting Date. The DER Cash Award will be paid in the form of a single lump sum cash payment. The Time-Based Award may be paid in the form of cash, Stock, or a combination of cash and Stock, at the Company’s discretion.

(b) Performance Award. The amount earned under the Performance Award pursuant to Section 5(b) (the “Final Performance Award”) shall be paid in cash, Stock, or a combination of cash and Stock, at the Company’s discretion, to Participant promptly following the conclusion of the Performance Period and the Committee’s determination of the level of performance achieved, but in all events prior to April 15 of the year following the end of the Performance Period

The dates on which settlement occurs in accordance with this Section 6 are hereinafter referred to as the “Settlement Dates.”

7. Separation from Service.

(a) Separation from Service Generally.

(i) DER Cash Award and Time-Based Award. If Participant’s employment is terminated prior to an applicable Vesting Date because of death, Disability, or as provided in Section 7(b) below, then the DER Cash Award and the Time-Based Award shall be vested in full and become nonforfeitable. If Participant’s employment is terminated for any other reason, the DER Cash Award and the Time-Based Award will be forfeited and immediately cancelled.

(ii) Performance Award. If Participant’s employment is terminated prior to the conclusion of the Performance Period because of death, disability, or as provided in Section 7(b) below, the Performance Award will vest at 100% of the Target Amount, without regard to the conditions referred to in Section 5(b), on the date of such termination. If Participant’s employment is terminated for any other reason, the Performance Award will be forfeited and immediately cancelled. If Participant remains employed through the end of the Performance Period, a termination of employment (other than a termination of employment by the Company for Cause) after the end of the Performance Period and prior to the Settlement Date will not affect Participant’s rights hereunder to be paid the Final Award, in accordance with Section 5(b), on the Settlement Date.

(b) Separation from Service in Connection with a Change of Control.

(i) In the event that, within 12 months following a Change in Control, as defined below, that occurs both prior to the end of the Performance Period and while Participant remains employed by the Company or any of its Affiliates, Participant’s employment is terminated by the Company without Cause, or by Participant for Good Reason, then this Award will become nonforfeitable in full (with the Performance Award accelerated at 100% of the Target Amount, without regard to the conditions referred to in Sections 5(b) on the date of such termination).

(ii) The events constituting a Change in Control pursuant to the Plan are intended to be events that in each case would be treated as a change in ownership or control of the Company or of a substantial portion of its assets, for purposes of Section 409A of the Code and the 409A Regulations, and shall be interpreted accordingly.

(c) Settlement in Connection with a Separation from Service. The DER Cash Award, the Time-Based Award and the Performance Award determined in accordance with this Section 7 shall be delivered, in accordance with Section 6, as promptly as practicable after the date of termination, but in no event sooner or later than the time at which such payment would not give rise to tax or penalty under Section 409A of the Code and the 409A Regulations.

(d) For purposes of this Agreement:

(i) “Cause” shall mean “Cause” as defined under any employment agreement entered into between the Company and the Participant that is in effect on the date of the Participant’s separation from service, or, if no such agreement exists, “Cause” shall mean the Participant (A) has engaged in gross negligence, gross incompetence or willful misconduct in the performance of his duties, (B) has refused, without proper reason, to perform his duties, (C) has willfully engaged in conduct which is materially injurious to the Company or its affiliates (monetarily or otherwise), (D) has committed an act of fraud, embezzlement or willful breach of a fiduciary duty to the Company (including the unauthorized disclosure of confidential or proprietary material information of the Company or its affiliates), or (E) has been convicted of, pled guilty to, or pled no contest to, a crime involving fraud, dishonesty, or moral turpitude.

(ii) “Disability” shall mean that the Participant is unable to engage in substantial gainful activity by reason of any medically determinable physical or mental impairment that can be expected to result in death or can be expected to last for a continuous period of not less than 12 months.

(iii) A termination of employment by Participant for “Good Reason” shall mean any of the following, but only if occurring without the Participant’s consent: (A) a material diminution in the Participant’s base salary, (B) a material diminution in the Participant’s authority, duties, or responsibilities, (C) a material diminution in the authority, duties, or responsibilities of the supervisor to whom the Participant is required to report, including a requirement that the Participant report to a corporate officer or employee instead of reporting directly to the Board, (D) a material diminution in the budget over which the Participant retains authority, (E) a material change in the geographic location at which the Participant must perform services for the Company, or (F) the failure of the Company to comply with any material provision of the agreement under which the Participant provides services to the Company, if any. Participant will not be deemed to have terminated his employment for Good Reason unless he shall have notified the Company of the existence of a condition set forth in clauses (A)-(F) of this Section 7(d) within 90 days after the initial occurrence thereof, and such condition shall not have been remedied by the Company within 30 days following such notice; provided, further, that Participant must ultimately terminate his or her services no later than 12 months following the initial existence of the condition described in (A) through (F) above.

(iv) References to a separation from service or a termination of employment within this Agreement shall mean a “separation from service” as defined in Section 409A of the Code and the 409A Regulations. To the extent not inconsistent with the “separation from service” rules, for purposes of this Agreement, the Participant shall be considered to be in the employment of the Company and its affiliates as long he or she remains an employee of either the Company, a parent or affiliate corporation of the Company, or a corporation or a parent or affiliate of any corporation assuming this Agreement, or as long as the Participant remains a director of the Company, as the case may be. Any question as to whether and when there has been a separation from service, and the cause of such separation from service, shall be determined by the Committee in its sole discretion, and its determination shall be final.

8. Tax Withholding. The Company shall have the right to take any action as may be necessary or appropriate to satisfy any federal, state or local tax withholding obligations arising in connection with the grant, vesting or settlement of this Award.

9. Transfer of Award. Participant’s rights under this Award are not transferable in any way during Participant’s life except in accordance with applicable community property laws.

10. Severability. In the event that any provision of this Agreement is deemed to be invalid or unenforceable, the remaining provisions shall nevertheless remain in full force and effect without being impaired or invalidated in any way.

11. Reorganization of the Company. The existence of this Agreement shall not affect in any way the right or power of the Company or its stockholders to make or authorize any or all adjustments, recapitalizations, reorganizations or other changes in the Company’s capital structure or its business; any merger or consolidation of the Company; any issuance of bonds, debentures, preferred or prior preference stock ahead of or affecting the Common Stock or the rights thereof; the dissolution or liquidation of the Company; any sale or transfer of all or any part of its assets or business; or any other corporate act or proceeding, whether of a similar character or otherwise.

12. Certain Restrictions. By executing this Agreement, Participant acknowledges that Participant will enter into such written representations, warranties and agreements and execute such documents as the Company may reasonably request in order to comply with the terms of this Agreement, the Plan, any securities laws or any other applicable laws, rules or regulations.

13. Amendment and Termination. Except as otherwise provided in the Plan or this Agreement, no amendment or termination of this Agreement shall be made by the Company without the prior written consent of Participant.

14. No Guarantee of Tax Consequences. The Company makes no commitment or guarantee to Participant that any federal or state tax treatment will apply or be available to any person eligible for benefits under this Agreement.

15. Binding Effect. This Agreement shall be binding upon and inure to the benefit of any successors to the Company and all persons lawfully claiming under Participant.

16. Clawback. This Agreement and your Award is subject to any written clawback policies of the Company, whether in effect on the Grant Date or adopted, with the approval of the Board, following the Grant Date. Any such policy may subject the Award and amounts paid or realized with respect to the Award to reduction, cancelation, forfeiture or recoupment if certain specified events or wrongful conduct occur, including but not limited to an accounting restatement due to the Company’s material noncompliance with financial reporting regulations or other events or wrongful conduct specified in any such clawback policy adopted to conform to the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 and rules promulgated thereunder by the Securities and Exchange Commission and that the Company determines should apply to this Award. Any such policy may also be applied retroactively to this Award.

17. Governing Law and Venue. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Texas, without regard to any principles of conflicts of law. The courts in Harris County, Texas shall be the exclusive venue for any dispute regarding the Plan or this Agreement.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the Company has caused this Agreement to be duly executed by its officer thereunto duly authorized, and Participant has executed this Agreement, all as of the day and year first above written.

WESTERN REFINING, INC.

By:		Date:
Name:
Title:

PARTICIPANT

By:		Date:

Address:

ANNEX A

ANNEX A: Performance Cash Award Methodology and Performance Measures

This Annex A to the Performance Cash Award Agreement contains the methodology and performance measures for the vesting of the Performance Award. Capitalized terms used but not defined herein shall have the same meanings assigned to them in the Agreement. Capitalized terms used but not defined herein or in the Agreement shall have the same meanings assigned to them in the Plan.

A. Primary Performance Measures

Relative TSR (50% Primary Weight) Section 5(c)

Company Performance Period Total Shareholder Return (TSR) Versus Peer TSR.

Total Shareholder Return is defined as the total return of a stock to an investor (increase in share price plus dividends).

TSR for the peer group, (see Part D the “Peer Group”) will be calculated over the full Performance Period and compared with the identical calculation for the Company. Beginning share prices are based on the calendar month average closing stock price for the month immediately preceding commencement of the Performance Period and ending share prices are based on the calendar month average closing stock price for the final month of the Performance Period.

Relative ROCE (50% Primary Weight Section 5(c)

Company Performance Period Average ROCE Versus Peer Average ROCE

ROCE is computed as a percentage based on (a) Earnings Before Interest and Taxes, as adjusted for certain unusual and nonrecurring gains or losses for the period being measured, divided by (b) the sum of the Total Assets Less Current Liabilities, as adjusted for certain unusual and nonrecurring items, at the beginning and end of the period being measured divided by two.

ROCE will be calculated for each fiscal year or portion thereof and averaged over the Performance Period.

B. Performance Levels and Multipliers

Performance Levels and Equity Multipliers Section 5(c)

The Company’s achievement of its performance measure over the Performance Period will be compared to the Peer Group during the same period to determine relative performance.

The Company’s performance over the Performance Period will be directly ranked within the Peer Group, resulting in the application of a single multiplier to the target award value under each performance measure. Should consolidation among peers in the marketplace occur or any peer become delisted or otherwise no longer required to provide periodic reporting to the SEC, the ranking schedule would adjust to accommodate the reduced number of peers. The addition of new peers would also cause a shift in the ranking schedule. For example, in the table that follows, the initial Peer Group includes 7 peer companies including the Company. The target (1.10 multiplier) rank for this number of peers would be 4th out of 7 companies in the group (including the Company). If consolidation, delisting or the termination of the obligations of a peer company to provide periodic reporting to the SEC reduces the number of peer companies to 6, target would remain at the 4th position (out of 6 in the group, including the Company), but the target multiplier would move to 1.00.

Performance Multiples (for both Relative TSR and Relative ROCE)

Rank Against Peers	7 Peers Remaining	6 Peers (initial case)	5 Peers Remaining	4 Peers Remaining
1	2.00	2.00	2.00	2.00
2	1.67	1.67	1.60
3	1.33	1.33	1.10
4	1.10	1.00	0.85
5	0.90	0.65	0.00
6	0.60	0.00	0.00
7	0.00

C. Additional Factors

Safety Section 5(c)

Quantitative Safety Measure

If relative performance generates a potential award and the Company’s Performance Period actual Adjusted EBITDA is above absolute threshold, then the final award payout value will be multiplied by a safety factor between 0.85 and 1.15 depending on the Company Safety Rate as compared to the Average BLS Rate.

•       The Exemplary safety factor will apply if the Company Safety Rate is lower than the Average BLS Rate by 15% or more.

•       The Superior safety factor will apply if the Company Safety Rate is lower than the Average BLS Rate by 10% or more but less than 15%.

•       The Target safety factor will apply if the Company Safety Rate is equal to the Average BLS Rate or is less than 10% higher or lower than the Average BLS Rate.

•       The Below Target safety factor will apply if the Company Safety Rate is higher than the Average BLS Rate by 10% or more but less than 15%.

•       The Poor safety factor will apply if the Company Safety Rate is higher than the Average BLS Rate by 15% or more.

	Poor 0.85	Below Target 0.90	Target 1.00	Superior 1.10	Exemplary 1.15

Absolute Performance Threshold (Plan Trigger) Section 5(c)

Company Absolute Performance Period Actual Adjusted EBITDA

The Company’s actual Adjusted EBITDA for the Performance Period must equal or exceed Cash Interest Expense + Capital Expenditures + Scheduled Principal Payments + Maintenance Turnaround Expenses + Cash Taxes for the Performance Period, in each case as reported in the Company’s consolidated financial statements (including but not limited to as reported in Management’s Discussion and Analysis of Financial Condition and Results of Operations therein) filed with the SEC on Form 10-Q and Form 10-K and for the Scheduled Principal Payments, as set forth therein and in the applicable debt instrument, or no Award will occur for the Performance Period.

D. Peer Group

Alon USA Energy, Inc. CVR Energy Inc. Delek US Holdings, Inc. HollyFrontier Corporation Tesoro Corp. Valero Energy Corp.